UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DAEGIS INC.

(Name of Subject Company)

DAEGIS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233720101

(CUSIP Number of Class of Securities)

Timothy P. Bacci

President and Chief Executive Officer

Daegis Inc.

600 E. Las Colinas Blvd., Suite 1500

Irving, Texas 75039

(214) 584-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Whit Roberts

Eugene W. McDermott, Jr.

Locke Lord LLP

2200 Ross Avenue, Suite 2200

Dallas, Texas 75201

(214) 740-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is Daegis Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 600 E. Las Colinas Blvd., Suite 1500, Irving, Texas 75039, and the telephone number of the principal executive offices of the Company is (214) 584-6400.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of common stock, par value $0.001 per share (each, a “Share”). As of the close of business on October 21, 2015, there were (i) 16,388,826 Shares issued and outstanding, (ii) outstanding options to purchase 1,636,600 Shares, of which options to purchase 766,378 Shares have an exercise price lower than the Offer Price (as defined in Item 2 under the heading “Tender Offer”) and (iii) an outstanding warrant to purchase 718,860 Shares, which has an exercise price higher than the Offer Price.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 under the heading “Name and Address.” The Company’s website address is www.daegis.com. The Company has included its website address in this Schedule 14D-9 solely as a textual reference, and the information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Company D Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Open Text Corporation, a Canadian corporation (“Parent” or “OpenText”), to purchase all Shares that are issued and outstanding, at a price of $0.82 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2015 (as it may be amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2015, by and among the Company, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”). A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the heading “Purpose of the Offer and Plans for Daegis; Merger Agreement and Other Agreements” and is incorporated herein by reference. The consummation of the Offer is subject to various conditions, including that there have been validly tendered and not withdrawn, prior to the expiration of the Offer, a number of Shares representing a majority of the total number of Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by the Company or any direct or indirect wholly-owned subsidiary of the Company. Shares tendered by notice of guaranteed delivery but not actually delivered to the depositary of the Offer (the

“Depositary”) prior to the Expiration Time (as defined below) will not be considered validly tendered until so delivered. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”) and a direct or indirect wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than each Share (i) owned by the Company or Parent or held by a wholly-owned subsidiary of the Company or Parent, which will be cancelled and cease to exist without any payment being made with respect to such Shares or (ii) owned by any stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Shares. In connection with the Merger, outstanding stock options with exercise prices per share less than the Offer Price will convert into the right to receive cash, while outstanding stock options with exercise prices per share equal to or greater than the Offer Price will be cancelled, in each case as set forth in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Stock Options”.

The Offer is initially scheduled to expire at 12:01 A.M., New York City time, on November 23, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Voting Agreement (as defined in Item 3 under the heading “Arrangements between the Company, Parent and Purchaser—Tender and Voting Agreement”) (collectively, the “Transactions”). To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Tender and Voting Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Purchaser and Parent are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and the telephone number is 519-888-7111.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Schedule 14D-9 or in the Schedule TO, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

In the case of each plan or agreement discussed below to which the terms “change in control” or “change of control” apply, the consummation of the Offer would constitute a change in control or change of control, as applicable.

Arrangements between the Company, Parent and Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and the Company entered into a Mutual Confidentiality/Non-Disclosure Agreement on August 12, 2015 (the

“Confidentiality Agreement”). As a condition to being furnished confidential information of the Company, Parent agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained provisions that prohibit Parent, until two years from the date of the Confidentiality Agreement, from taking the following actions:

(a)	entering into any discussions, negotiations, agreements, arrangement or understandings (whether written or oral) with any Person (as defined in the Confidentiality Agreement), other than the Company and its representatives, regarding the Transaction (as defined in the Confidentiality Agreement);

(b)	directly or indirectly restricting the ability of any other Person to provide financing (debt, equity or otherwise) to any other Person for the Transaction or any similar transaction; or

(c)	disclosing any such confidential information, without the prior written consent of the Company, to any actual or potential sources of financing (debt, equity or otherwise) other than to bona fide third party institutional lenders who are or may be engaged to provide debt financing to Parent or its affiliates.

In addition, the Confidentiality Agreement contains a non-solicitation provision prohibiting Parent, during the one-year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any officer, director or employee of the Company or any of its subsidiaries or divisions in an executive or management level position or who is otherwise considered by the Company (in its sole discretion) to be a key employee with whom Parent had contact or of whom Parent became aware in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, Parent and Purchaser are required to, and are required to cause their affiliates and representatives to, comply with the Confidentiality Agreement as if a party to the Confidentiality Agreement. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

Prior to entering into the Merger Agreement, the Company and Parent entered into a letter agreement, dated as of September 1, 2015 (the “Exclusivity Agreement”), pursuant to which the Company and Parent agreed, among other things, that from the date thereof through 11:59 p.m. New York Time on October 6, 2015 (the “Exclusivity Period”), which period would automatically be extended to October 13, 2015 if Parent as of October 6, 2015 was continuing its good faith efforts to enter into a transaction, Parent and the Company would continue to discuss on an exclusive basis, the possible acquisition of the Company by Parent. In addition, the Company also agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by the Company and Parent during the Exclusivity Period, and to promptly notify Parent of any inquiry, discussion or proposal received during the Exclusivity Period regarding any such alternative transactions. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.

Merger Agreement

On October 8, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Company, Parent, Purchaser or their respective affiliates.

The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates on any date.

Tender and Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on October 8, 2015, Parent and Purchaser entered into a tender and voting agreement with each of the Company’s independent directors, as well as Timothy P. Bacci, the Company’s President and Chief Executive Officer, Susan K. Conner, its Chief Financial Officer and Chief Operating Officer, and BlueLine Partners, LLC, an affiliate of Mr. Bacci (the “Tender and Voting Agreement”) pursuant to which each such person or entity agreed, among other things, to tender his, her or its Shares pursuant to the Offer and to vote against (i) any competing Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Company or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Company or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or Board (other than as directed by Parent, Purchaser or any subsidiary of Parent) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the conditions to the Offer (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, the Company. As of October 8, 2015, these stockholders collectively owned a number of Shares equal to approximately 20.3% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of October 8, 2015) options (whether vested or unvested) to purchase an aggregate of 1,099,800 Shares, of which 655,378 options have exercise prices that are less than the Offer Price. If one of these stockholders acquires Shares that are subject to the Tender and Voting Agreement, including through the exercise of outstanding stock options, then those Shares would also be subject to the terms of the Tender and Voting Agreement. The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement and (d) the modification of any term of the Offer for which the Company’s consent is required and to which the Company has not consented. This summary and description do not purport to be complete and are qualified in its entirety by reference to the Tender and Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated by reference into this Item 3.

Any information contained in the documents incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors tender any Shares they beneficially own pursuant to the Offer, pursuant to the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of October 8, 2015, the executive officers and directors of the Company beneficially owned, in the aggregate, 3,321,922 Shares, excluding for this purpose Shares underlying Options (as defined below), which are set forth in the table below. If the executive officers and directors were to tender all 3,321,922 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $2,723,976 in cash, without interest and less any applicable withholding taxes. This amount includes 3,187,077 Shares, representing a value of $2,613,403 at the Offer Price, that are directly held by BlueLine Partners, LLC, of which Mr. Bacci is a managing director and the beneficial ownership of which may be attributed to Mr. Bacci due to his power to exercise investment and voting discretion over those shares. As indicated below, to the Company’s knowledge after making reasonable inquiry, all of the Company’s executive officers and directors intend to tender all of their Shares in the Offer.

Treatment of Stock Options

The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase Shares (each, an “Option”), whether vested or unvested, that is outstanding at the Effective Time will be cancelled and converted into the right to receive promptly after the closing date of the Merger an amount of cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price over the per share exercise price under such Option, less any applicable withholding taxes required to be withheld. If the exercise price per share of any Option equals or exceeds the Offer Price, then no payment will be made for such Option.

Table of Equity-Related Payments

The following table sets forth the approximate amount of the payments that each of the Company’s executive officers and directors is entitled to receive in connection with the Transactions pursuant to their Shares held, assuming all Options will be treated as set forth in this Item 3 under the heading “—Treatment of Stock Options”.

Executive Officer/Director	Shares Held (excluding Options) (#)	Value of Shares Held ($)	Shares Underlying Options (#)(1)	Aggregate Value for Options ($)(2)	Aggregate Value for Equity ($)
Robert M. Bozeman	25,000	20,500	0	0	20,500
Richard M. Brooks	6,700	5,494	0	0	5,494
Darrell B. Montgomery	0	0	0	0	0
Steven D. Whiteman	34,948	28,657	0	0	28,657
Timothy P. Bacci (3)	3,887	3,187	655,378	65,538	68,725
Susan K. Conner	64,310	52,734	0	0	52,734

(1)	Excludes Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price, as no payment will be made for such Options.
(2)	Value was determined by multiplying the number of Shares underlying Options (excluding any Shares underlying Options in which the exercise price per share equals or exceeds the Offer Price) by the difference between $0.82 and such Options’ exercise price (rounded to the nearest dollar).
(3)	Excludes for purposes of this table 3,187,077 Shares beneficially owned by BlueLine Partners, LLC. Mr. Bacci is a managing director of BlueLine Partners, LLC, and may be deemed a “beneficial owner” of such Shares under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Bacci disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

Employment or Change in Control Agreements

Effective December 10, 2014, the Company entered into executive employment agreements with its President and Chief Executive Officer, Timothy P. Bacci, and its Chief Financial Officer and Chief Operating Officer, Susan K. Conner. Under these agreements, Mr. Bacci and Ms. Conner each would be entitled to severance pay equal to twelve months of such executive’s base salary and the reimbursement of medical premiums for twelve months if his or her employment is terminated by the Company other than for “cause” or if such executive resigns employment for “good reason.” If termination occurs within twelve months following a change in control, the executive would also be provided an additional payment equal to such executive’s maximum incentive compensation for the fiscal year of the termination, and any stock options would become fully vested and exercisable as of the date of termination.

In the event that any payments under either Mr. Bacci’s or Ms. Conner’s executive employment agreement would constitute “excess parachute payments” to such officer for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), such that either Mr. Bacci or Ms. Conner incurs any excise tax under the Code with respect to such payments, the Company will make gross-up payments to the applicable officer such that he or she will be returned to the after-tax position he or she would have been in if no excise tax had been imposed.

Director and Officer Indemnification and Insurance

Prior to entering into the Merger Agreement, on October 8, 2015, the Company entered into indemnification agreements with each of its independent directors, as well as with Timothy P. Bacci, its President and Chief Executive Officer, and Susan K. Conner, its Chief Financial Officer and Chief Operating Officer. The indemnification agreements require the Company, among other things, to indemnify the directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or executive officer, and (except in an action brought by or in the right of the Company) liabilities of any type, in any action or proceeding arising out of his or her service as one of the Company’s directors or executive officers, or any of the Company’s subsidiaries or any other company or enterprise to which the person provides services at the Company’s request, and require the Company to obtain directors’ and officers’ insurance if available on reasonable terms.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification agreement in effect between the Company or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its subsidiaries (the “Indemnification Agreements”) and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company or other similar organizational documents of its subsidiaries as in effect on the date of the Merger Agreement. For a period of six years from and after the Effective Time, to the extent permitted by applicable law, the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors and officers of the Company for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation, as amended to date, and in the bylaws of the Company. To the extent permitted by applicable law, the Indemnification Agreements will continue in full force and effect in accordance with their terms following the Effective Time. This summary and description do not purport to be complete and are qualified in their entirety by reference to the Form of Indemnification Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated by reference herein.

Pursuant to the Merger Agreement, the Surviving Corporation will maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; except that the Surviving Corporation is not obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Transactions, provided, however, that the amount paid for such prepaid policies does not exceed 200% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Employee Matters

Pursuant to the Merger Agreement, for a period of one year following the closing date of the Merger, with respect to individuals employed by the Company or any of its subsidiaries immediately prior to the Effective Time and who are employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (each, a “Continuing Employee”), Parent will provide benefits (excluding any equity or equity-based plan, program or arrangement) for Continuing Employees that are substantially similar in the aggregate as the benefits (excluding any equity or equity-based plan, program or arrangement) that such Continuing Employees had at the Company immediately prior to the closing date of the Merger.

In addition, Parent has agreed that, to the extent permitted under its applicable insurance contracts in effect as of the closing date of the Merger, it will use commercially reasonable efforts to cause each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, “Parent Benefit Plans”) that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s outside advisors, at a meeting of the Board held on October 8, 2015, at which all directors of the Company were present and voting in favor, the Board duly and unanimously adopted resolutions: (i) approving, adopting and declaring advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (ii) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the holders of Shares, (iii) resolving that the Company enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iv) approving the Merger Agreement, the Merger and the other Transactions, including the execution and delivery of the Tender and Voting Agreement, (v) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions contemplated by the Merger Agreement and the Tender and Voting Agreement and (vi) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On October 8, 2015, the Company issued a press release announcing that it had entered into the Merger Agreement with Parent and Purchaser. A copy of the press release is filed as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer

The Board periodically reviews and assesses the Company’s long term strategies and objectives and developments in the markets in which it operates, as well as its financial condition, liquidity and access to capital. In addition, the Company’s senior management has met from time to time with representatives of other companies to discuss trends in their respective businesses and explore opportunities for strategic transactions.

A publicly listed strategic buyer, referred to here as “Party A”, originally contacted the Company in the Spring of 2013 expressing an interest in purchasing the Company’s database, development tools and migration (DDP) business. After considerable discussion and deliberation, the Board determined that the valuation range being proposed by Party A did not represent the true value of the DDP business nor was it in the best interest of the

Company and its shareholders to spin-off the DDP business at that time. Further discussions with Party A ceased until the Fall of 2013. Conversations with Party A resumed at its request in October 2013, but no substantive progress was made.

On December 5, 2013, the President and Chief Executive Officer of the Company, Timothy Bacci, was contacted by Gary Weiss, at the time the General Manager for the Information Exchange business at OpenText. Mr. Weiss expressed an interest in further building on OpenText’s current offering in the eDiscovery segment. Messrs. Bacci and Weiss met in early January 2014 in Dallas to discuss the possibility of OpenText acquiring the Company’s eDiscovery offering. At the time, the Company had little interest in spinning off the eDiscovery technology platform, and discussions were put on hold.

In October 2014, Party A again proactively contacted the Company seeking to engage in strategic discussions. The Company informed Party A that it was not interested in selling off the DDP business, leaving a stand-alone eDiscovery and archiving business, at that time. There were no additional substantive conversations through the end of 2014.

On February 1, 2015, Party A requested to meet in New York City in early February, when several employees at the Company, including Mr. Bacci, were attending a major trade show in the city. Mr. Bacci met with the CEO and the Vice President of M&A and General Counsel of Party A. Discussions again centered around the DDP business.

On February 3, 2015, Mr. Bacci met with the CEO and the COO of another publicly listed company, referred to here as “Party B,” in New York City, at which meeting the parties discussed the Company’s product set and market opportunities. Party B’s investment bankers were present. On February 5, 2015, Mr. Bacci had a telephone conversation with the investment banker representing Party B in which the investment banker communicated that Party B was potentially interested in acquiring the entire company, not just the archiving product line as previously discussed. Mr. Bacci confirmed that such a conversation was worth having. Both parties agreed to discuss the proposal further at an undetermined future date.

In early March, Mr. Bacci had a phone conversation with the investment banker representing Party B. The banker conveyed that Party B was interested in acquiring the Company in an all cash transaction but only at a slight premium to the current enterprise value. No specific valuation was proposed. Mr. Bacci indicated that he would take this informal proposal to the Board to be discussed at the next scheduled meeting. Subsequent to this conversation, Party B disengaged from any further direct communications. After several attempts by Mr. Bacci to re-establish contact, Party B communicated to Mr. Bacci in early June that it would not be in a position to re-engage until at least mid-July. Mr. Bacci and the investment banker spoke in mid-July 2015. Party B again deferred until at least mid-August. No further communications took place.

Throughout this period, the Company was contacted by several financial buyers with whom discussions never progressed to a proposed pricing stage. For example, on February 3, 2015, Mr. Bacci received an introductory email from a potential financial buyer expressing an interest in learning more about the Company. Mr. Bacci responded and subsequently scheduled a phone conversation on February 10, 2015, followed by a meeting at the potential financial buyer’s West Coast office on February 18, 2015. In March 2015, this potential buyer communicated to the Company that it was interested in acquiring the entire company, but that it was in the midst of fund raising and further discussions would have to be postponed until the end of June 2015. This firm would ultimately indicate to the Company, in July 2015, that the potential transaction was smaller than its target acquisition size, and it would not pursue an acquisition. Also, Mr. Bacci participated in an introductory call with another potential financial buyer in February 2015. Discussions with this potential buyer continued through April 17, 2015, when it informed the Company that it had decided not to pursue a transaction further, due primarily to its small size.

Also in February 2015, Russ Stuebing, then VP of Corporate Development at OpenText, connected with Mr. Bacci. Mr. Stuebing indicated there was still interest in the Company by OpenText. Mr. Stuebing emphasized that any offer would likely be around the current enterprise value. No further conversations were scheduled with Mr. Stuebing at that time.

In light of the aforementioned inquiries and other activity, including communications with shareholders and negative developments with the Company’s lender, as described below, at a special telephonic meeting of the Board on March 13, 2015, Mr. Bacci recommended that the Company proactively investigate strategic alternatives. The Board subsequently authorized Mr. Bacci to formally develop strategic alternatives for the Company and to report back to the Board. The Board discussed whether to retain a financial advisor to assist in soliciting bids. The Board decided not to engage an investment bank at this stage due to the number and nature of potential buyers already identified by the Company and the solicitations of interest already received, but agreed to reevaluate that decision periodically.

This decision by the Board marked the commencement of a more formal stage of its evaluation of potential acquisition opportunities. During this process, the Company contacted at least twenty-one potential financial and strategic bidders regarding the sale of all or part of the business, eighteen of whom signed confidentiality or non-disclosure agreements with the Company in order to engage in more detailed discussions and due diligence. The Company shortly thereafter established an electronic data room to facilitate the due diligence process for potential buyers who had signed non-disclosure agreements.

On April 3, 2015, Mr. Bacci received an introductory email from a financial buyer, referred to here as “Party C”. Party C was given a description of the business by telephone the same day. Party C expressed interest only in the DDP business, and on April 4, 2015, the Company and Party C entered into a mutual non-disclosure agreement and began the due diligence process. Over the course of the next 60 days several telephone conversations ensued that included principals from Party C, Mr. Bacci and Susan Conner, the Chief Financial Officer of the Company.

Between April 7 and April 21, 2015, as a result of a channel partner and software co-development opportunity, Mr. Bacci engaged in discussions with a private-equity backed software company, which expressed preliminary interest in purchasing a minority equity stake in the Company. On the introduction of that company, Mr. Bacci also held a brief conversation with that company’s private equity sponsor regarding a potential acquisition of the Company. Neither discussion led to any more formal indication of interest.

At a meeting of the Board on April 9, 2015, Mr. Bacci updated the Board on progress to date in evaluating the Company’s strategic alternatives. The Board considered the sale of individual lines of business compared to the sale of the Company and the challenges in selling individual parts of the business simultaneously or sequentially while maximizing value to stockholders. The Board again considered the engagement of a financial advisor and concluded it was not necessary at the time considering the progress the Company had made in identifying and soliciting interest from potential buyers to that point. The Board also directed Steven Whiteman, the Board’s Chairman, to take the lead role in working directly with Mr. Bacci and other management team members in evaluating strategic alternatives that required ongoing oversight. Mr. Bacci and Mr. Whiteman thereafter conferred on a regular basis on the Company’s progress.

On April 14, 2015, the Company entered into a non-disclosure agreement with a financial buyer, referred to here as “Party D”. Party D had two portfolio companies with perceived synergies with the Company’s archiving and DDP product lines. Party D was granted access to the electronic data room and discussions ensued with both the principals of Party D and with senior management members of both portfolio companies.

On April 15, 2015, the Company was notified by the Listing Qualifications Staff of The NASDAQ Stock Market LLC that, based on the Company’s continued non-compliance with the $1.00 minimum closing bid price requirement for continued listing, as set forth in NASDAQ Listing Rule 5550(a)(2), the Company’s securities were subject to delisting from NASDAQ unless the Company timely requested a hearing before the Listing Qualifications Panel.

On April 16, 2015, Mr. Bacci proactively contacted the CEO of a portfolio company of a private equity fund. The CEO of this portfolio company, referred to here as “Party E”, expressed interest in the Company’s archive product line only. On April 30, 2015, the Company and Party E executed a non-disclosure agreement. Discussions and product demonstrations took place over the following 60 days.

On April 24, 2015, Ms. Conner was notified by Wells Fargo Capital Finance, LLC (“Wells Fargo”), the Company’s lender, that it was no longer interested in a long-term lending relationship with the Company due to the Company’s declining cash flow.

On April 30, 2015, Mr. Bacci and Ms. Conner met in Los Angeles with the senior banking team from Wells Fargo to discuss the Company’s business plan as well as a list of potential buyers who had expressed interest in acquiring all or part of the Company. At the conclusion of this meeting, Wells Fargo indicated its desire to have the Company’s credit facility paid in full by the end of July 2015 and indicated that the repayment of the debt through a sale of either all or part of the business or through a refinancing would be acceptable. Ms. Conner briefed the Board on these developments at a board meeting the same day, outlining preliminary plans for finding other lenders to refinance the Company’s indebtedness and for negotiating a forbearance agreement with Wells Fargo in the meantime. Ms. Conner thereafter began to explore the refinancing of the Company’s debt facility with certain traditional lenders.

On May 1, 2015, Ms. Conner contacted a commercial bank, referred to as “Lender 1”, which indicated that it would not be interested in participating in the refinancing due to the lack of qualified assets to support the loan. Over the following two week period, Ms. Conner and other senior members of the finance team in the Company began refinancing discussions with two other commercial banks, “Lender 2” and “Lender 3”. In mid-May 2015, Ms. Conner began discussions about a possible refinancing with two more commercial banks, referred to here as “Lender 4” and “Lender 5”.

Meanwhile, conversations with Party A continued up until May 5, 2015, when the Company and Party A executed a mutual non-disclosure agreement. On May 22, 2015, Party A was granted access to the data room.

On May 22, 2015, Ms. Conner and other senior members of the Company’s finance team met in the Company’s offices with another commercial bank, “Lender 6”, regarding a potential refinancing. Within the following week, Lender 6 indicated that it would not be interested in participating in a refinancing.

During the latter part of May 2015, discussions continued with Lender 4 and Lender 5. Both banks indicated an interest in the refinancing as a senior secured lender for a portion of the facility with remaining funds being provided by a subordinated lender.

In early June 2015, Ms. Conner had discussions with several non-traditional lenders, referred to here as “Lender 7” and “Lender 8”. On June 12, 2015, Ms. Conner was contacted by a hedge fund, referred to here as “Lender 9” which described an interest in becoming a potential bridge lender. Lender 9 performed significant diligence on the Company, but declined to present a term sheet to the Company.

Meanwhile, on June 14, 2015, Mr. Bacci received a call from a potential financial buyer, referred to here as “Party F”, that had contacted the Company to express interest over the past several years. After several telephone conversations and the execution of a non-disclosure agreement, Party F submitted an indication of interest for the DDP business only (without migration tools) in the range of $4-$5 million. Mr. Bacci informed Party F that, based upon other levels of interest, the bid was too low. Party F opted not to counter with a higher bid.

On June 16, 2015, Party A and Company management met in Dallas.

On June 18, 2015, valuation discussions between the Company and Party D concluded with an oral offer of $10 million for the DDP business only on a stand-alone basis. Party D declined to extend its offer to include the entire business or to increase its valuation, and discussions terminated at that point.

On June 23, 2015, the Company was notified that the NASDAQ Qualifications Panel had granted the Company’s request for an extension through October 12, 2015 to evidence compliance with the NASDAQ’s $1.00 minimum closing bid requirement.

On June 24, 2015, the Company entered into a mutual non-disclosure agreement with another potential financial buyer, referred to here as “Party G”. Party G expressed interest in both the archiving and DDP product lines and was contemplating either an asset purchase or stock purchase (or combination of both).

Also on June 24, 2015, Ms. Conner met with a representative from another non-traditional lender, referred to here as “Lender 10”, in the Company’s Rutherford, New Jersey office. Detailed diligence progressed with Lender 10.

On June 30, 2015, Party E and its private equity sponsor submitted an indication of interest (IOI) to the Company expressing an interest in the archiving product line in a range of $15-$17 million.

On July 6, 2015, Mr. Bacci received a call and oral offer from Party A for the DDP business in a range of $8-$13 million, pending further due diligence. This was followed up with a written offer on the same day.

On July 9, 2015, Party C sent a letter of intent expressing interest in acquiring the DDP business (to include the migration product line) for $10 million. The Board determined that the valuation provided by Party C was too low in light of alternative proposals, and discussions ceased at that point.

On July 10, 2015, Lender 10 presented a term sheet to the Company’s management to extinguish the existing $10 million credit facility with Wells Fargo for $5.2 million cash. This offer was not presented to Wells Fargo and discussions with Lender 10 were ended at this time.

On July 14, 2015, Mr. Bacci corresponded via email to Party A requesting that the range be increased to $11-$15 million. Party A responded that its most recent valuation range was final. Over the course of the next 30 days several due diligence requests were submitted by Party A, to which the Company responded.

During July 2015, discussions with several other potential financial buyers led to the execution of mutual non-disclosure agreements, preliminary discussions and due diligence, with the potential buyers ultimately deciding not to proceed with a bid.

On July 7, 2015, the Board held a telephonic meeting and received updates from Mr. Bacci on activity relating to the Company’s review of strategic alternatives. The Board also received updates from Ms. Conner relating to the status of the Wells Fargo lending relationship and efforts to refinance the Wells Fargo credit facilities. The Board determined to continue moving forward on parallel paths, exploring both acquisition and refinancing alternatives.

In evaluating each of the prices being proposed by potential bidders for specific lines of business, the Board considered that the offer prices being discussed did not take into account the repayment or assumption of the indebtedness owing to Wells Fargo.

Following negotiations and discussions with Wells Fargo relating to the Company’s progress in seeking strategic alternatives, effective July 31, 2015, the Company entered into Amendment Number Nine and Forbearance Agreement with Wells Fargo, reflecting an amendment to its credit facilities. This amendment modified certain financial covenants, waived the one-time excess cash flow payment otherwise due in respect of fiscal year end April 20, 2015, and provided that Wells Fargo, as lender under the credit agreement, would, in return for a certain fee, forbear from exercising its rights and remedies under the credit facilities through November 30, 2015, provided that no additional defaults occurred and subject to certain other conditions.

In the latter part of July 2015, dialog continued with the CEO of Party E regarding further due diligence, structure, exclusivity and valuation surrounding the archive product line. Mr. Bacci requested that the upper end of the range previously indicated be increased from $17 million to $18 million, which Party E agreed to, subject to the Company entering into an exclusivity period with it that would preclude negotiations with other potential buyers with respect to the archive business line.

On July 21, 2015, Party G submitted an indication of interest for the archive product line in the range of $8-$10 million and a separate indication of interest for the DDP product line at $14 million. On August 17, 2015, Party G submitted revised indications of interest valuing the archive product line in the range of $10-$14 million and the DDP product line at $14 million. Both indications of interest contemplated the possibility of a stock purchase or asset purchase transaction.

At a Board meeting on July 27, 2015, the Board received an update on the status of negotiations with potential acquirors of all or a portion of the Company’s business, and evaluated Party E’s request for exclusivity in light of the status of other indications of interest for the archive business. The Board considered the strength of the terms of other indications of interest (including the increased indications received from Party G discussed above), the issues involved in carving out the assets in a sale of the archive business, the financial strength and experience of other parties involved in discussions with the Company, and the potential that more favorable terms might be obtained from other parties. After a review and discussion of these factors, the Board authorized the Company to enter into an exclusivity arrangement with Party E relating to the archive line of business, with certain limitations.

On July 28, 2015, the Company entered into a letter agreement with Party E and its private equity sponsor, which provided for an exclusivity period until August 17, 2015, subject to extension for an additional 15 days if the private equity sponsor reaffirmed the purchase price range reflected in the letter agreement.

In parallel with the discussions regarding the DDP and archive product lines as discussed above, the Company was engaged in dialogue with six entities regarding the potential sale of its eDiscovery technology platform, or the acquisition of the customer contracts. All were service providers in the eDiscovery space and most license third party software and technology in order to deliver their services. Each of these discussions were active and in different stages up to the time of entering exclusivity with OpenText as discussed below.

On July 29, 2015, Gary Weiss of OpenText sent an email to Mr. Bacci introducing Doug Parker, the new Senior Vice President of Corporate Development. On July 30, 2015, an initial telephone conversation took place between Mr. Bacci and Mr. Parker of Open Text, with Mr. Bacci informing Mr. Parker that the Company was in an exclusivity period with another potential strategic partner, as permitted under the exclusivity agreement.

By early August 2015, based upon the status of discussions to date with potential lenders, it had become apparent to management that refinancing the Wells Fargo facilities with a new lender would not be practicable and that the only way to satisfy the indebtedness owing to Wells Fargo would be through a sale or all or a portion of the Company’s business.

On August 3, 2015, management teams of the Company and Party E met in Dallas for a full day of due diligence. After further review and diligence, Party E informed the Company that it had opted to disengage from the process and terminate the exclusivity period.

On August 12, 2015, upon the termination of Party E’s exclusivity period, OpenText and the Company signed a mutual non-disclosure agreement.

On August 13, 2015, OpenText submitted a preliminary indication of interest contemplating the acquisition of the Company through a stock tender offer at $0.82 per share. The proposal also contemplated the repayment in full of the Company’s outstanding indebtedness to Wells Fargo.

On August 14, 2015, Mr. Bacci and Ms. Conner had a conversation with Party A’s CFO and VP of M&A regarding a proposed transaction structure entailing a stock purchase of the DDP business. The ability to assume and use accumulated net operating losses was also discussed. There was little interest expressed in such a structure and on August 18, 2015, Mr. Bacci informed Party A that it had received a superior offer. Party A declined to increase its valuation for the DDP business.

Following renewed discussions between Mr. Bacci and Party G, as authorized by the Board, Party G submitted revised indications of interest on August 17, 2015, still reflecting a valuation of the DDP product line at $14 million and reflecting a valuation of the archive product line at a range of $10 million to $14 million, which represented an increase to the upper end of the range.

On August 19, 2015, after consulting with the Board, Mr. Bacci informed Mr. Parker of OpenText that OpenText’s offer would need to be increased in light of other expressions of interest.

On August 22, 2015, Mr. Parker orally explained the details of the proposed transaction structure and OpenText’s desire to acquire the entire Company with the assumption of all assets and liabilities (including the debt). On August 25, 2015, a discussion took place between Mr. Bacci and Mr. Parker regarding the due diligence process, the length of OpenText’s proposed exclusivity period and the nature of the Company’s trailing twelve months revenue.

On August 25, 2015, representatives and advisors for OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of the Company in connection with the proposed transaction. During the period from August 25, 2015 to October 8, 2015, representatives of OpenText and its legal counsel Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) engaged with representatives of the Company and its legal counsel Locke Lord LLP (“Locke Lord”) for the purpose of OpenText’s due diligence.

On August 27, 2015, OpenText submitted a revised offer of $1.02 per share. The indication of interest did not contain any terms requiring a pre-agreed termination fee amount, minimum superior offer increment or expense reimbursement. Mr. Bacci indicated that he was confident that a deal could be approved at $1.25 per share and was willing to negotiate further. OpenText proposed a further revised offer of $1.12 per share. The following day, OpenText sent Mr. Bacci a revised letter of intent reflecting an offer price of $1.15 per share, conditioned upon (among other things) further diligence and an exclusive negotiating period during which the Company would not initiate or encourage any offers from a third party to acquire the Company.

At meetings on August 27 and August 28, 2015, the Board reviewed the status of the remaining active bids and the thorough efforts conducted to date to identify potentially interested parties, including efforts to obtain an increased valuation from Party G. The Board also evaluated the Company’s options relating to its Nasdaq listing and its debt facilities, and authorized the Company to retain a financial advisor to render an opinion regarding the fairness of a proposed transaction to the Company’s stockholders.

Between August 30 and September 1, 2015, the in-house counsel at OpenText and representatives of Locke Lord negotiated the terms of the Exclusivity Agreement.

At a meeting on September 1, 2015, Mr. Bacci updated the Board on further discussions and reported that Party G had informed him that it was unwilling to increase its previous offer, which was previously determined to be inferior to OpenText’s currently proposed price per share of $1.15 reflected in the latest indication of interest. The Board discussed the request by OpenText that the Company enter into an exclusivity arrangement and the negotiations that had taken place to date and other terms of the Exclusivity Agreement, including the right of the Company to terminate the exclusivity period if OpenText were to decrease its offer price. The Board discussed the feasibility of finding other buyers and whether they would likely meet or exceed the price offered by OpenText, especially in light of the significant number of parties with whom discussions had already been held. After further deliberation, the Board authorized the Company to enter into the Exclusivity Agreement with OpenText. On September 1, 2015, Mr. Bacci signed the Exclusivity Agreement with OpenText on behalf of the Company.

Upon signing the Exclusivity Agreement with OpenText, Mr. Bacci contacted Party G to inform them that the Company had entered into an Exclusivity Agreement with another party.

The following day, an introductory due diligence call took place with several senior management team members from both companies. This was followed by a call between representatives of Locke Lord and Cleary Gottlieb, to discuss transaction structure, timing, the status of the Company’s Nasdaq listing and other legal matters.

On September 9, 2015, Mr. Bacci and Ms. Conner had a discussion with Mr. Parker regarding the Company’s Nasdaq listing status, the proposed structure of the transaction under Delaware law, and other aspects of the transaction.

On September 14, 2015, following consideration of potential investment banking firms and their respective experience and qualifications, the Company entered into an engagement letter with MHT MidSpan for the delivery of an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of the Company’s common stock pursuant to the Offer or the Merger to the Company’s stockholders.

Cleary Gottlieb delivered a draft Merger Agreement to the Company and Locke Lord on September 14, 2015. Locke Lord delivered comments on the draft agreement on September 18, 2015. Over the course of the next several weeks, the parties and their respective counsel engaged in negotiations over the terms of the merger agreement, including the representations and warranties of the Company, the termination fee, the treatment of Company stock options, the covenants of the Company, the identity of persons who would be required to sign the Tender and Voting Agreements, and similar matters.

Between September 16, 2015 and September 25, 2015, there were regular contacts among the transaction team members, including Mr. Bacci and Mr. Parker, relating to timelines, due diligence matters, the Company’s stock trading range, potential public statements about the transaction, and necessary board approvals, among other matters.

Beginning on September 22, 2015, a transaction and due diligence team from OpenText met with the senior team from the Company at an offsite office in Dallas for two days of meetings.

On September 24, 2015, Cleary Gottlieb provided to Locke Lord a revised draft of the Merger Agreement, reflecting proposed definitive terms of the transaction, including a proposed termination fee of 4.0% of the equity value of the Company in the transaction, and a draft Tender and Voting Agreement to be entered into by certain of the Company’s stockholders.

On September 29, 2015, Locke Lord provided to Cleary Gottlieb proposed revisions to the draft Merger Agreement, including among other terms, a proposed termination fee of 2.5% of the equity value of Daegis in the transaction.

On October 1, 2015, the Board received another update on the status of the transaction during its regularly scheduled quarterly meeting. During that meeting, Mr. Bacci received a call from Mr. Parker indicating that as a result of their ongoing diligence and financial modeling, OpenText was revising its offer price downward to $0.82 per share. Mr. Bacci shared this information with the Board, and a lengthy discussion ensued regarding how to respond on behalf of the Company. The Board deliberated regarding whether the newly proposed price per share was the highest price OpenText would be willing to pay. The Board also discussed whether any other party, including those with which the Company had held discussions previously during the strategic alternatives process, would be willing to pay more than $0.82 per share, in cash or otherwise, in a transaction that was structured as a sale of the entire Company and that could be completed in a timely basis. The Board acknowledged that pursuing discussion with other parties would involve terminating the Exclusivity Agreement between the Company and OpenText and the Board weighed the risk that this step would jeopardize the transaction with OpenText. The Board also discussed the Company’s business, financial, technological and competitive challenges, including the recent financial performance of the Company, the cost of investment that would be required for the Company’s products and the inability of the Company to find a new lender to replace Wells Fargo. Without assigning specific numerical weight, emphasis, or relative priority among the factors discussed, and after being advised by Locke Lord as to the Board’s fiduciary duties, the Board determined not to terminate the Exclusivity Agreement with OpenText and instructed Mr. Bacci to negotiate for a higher price per share and to otherwise determine the highest price OpenText would be willing to pay in this transaction. With the Board’s approval, Mr. Bacci contacted Mr. Parker on October 2, 2015 in order to request that the price be increased to $0.85 per share. Mr. Parker declined, stating that $0.82 was the highest price OpenText was willing to pay. The Board determined, in light of the Company’s circumstances and its judgment that a higher price would not be available from another buyer, to proceed with finalizing the transaction with OpenText at the revised price.

Between October 1 and October 8, 2015, the parties and their respective legal counsel continued to resolve remaining items under the Merger Agreement and the ancillary transaction documents and to complete the Company’s disclosure schedules. During this period, the Company and Locke Lord negotiated with Wells Fargo and its representatives regarding the terms of the Amendment Number 10 and Amended and Restated Forbearance Agreement (the “Forbearance Amendment”), which would waive the financial covenants in the credit facility and extend the earlier forbearance period, in each case subject to certain conditions, until the earliest to occur of February 8, 2016, the completion of a satisfactory merger that would result in repayment of the Company’s indebtedness, or termination of an agreement relating to a satisfactory merger without entering into a subsequent merger agreement within two days (or, if later, November 30, 2015).

On October 2, 2015 the Company and Wells Fargo executed a waiver of the qualified cash covenant in the Company’s credit facility for the period between October 2, 2015 and October 8, 2015.

Also on October 2, 2015, Cleary Gottlieb provided to Locke Lord a revised draft of the Merger Agreement, reflecting proposed definitive terms of the transaction, including a proposed termination fee of 3.56% of the equity value of Daegis in the transaction.

On October 7, 2015, Daegis and OpenText agreed on a termination fee of $480,000, or approximately 3.56% of the equity value of Daegis in the transaction.

On October 8, 2015, a Board meeting was convened by conference telephone call, with representatives of MHT MidSpan and Locke Lord participating. A representative of Locke Lord led a discussion of the terms of the Merger Agreement, including the representations and warranties, termination rights of the parties, termination fee provisions, and other terms, and answered questions from the Board. The Board also reviewed the terms of the ancillary agreements including the Tender and Voting Agreement. MHT MidSpan made a presentation to the Board regarding the fairness, from a financial point of view, of the consideration to be received by holders of the Company’s common stock pursuant to the Offer or the Merger based on the analysis described under “Opinion of Financial Advisor”. MHT MidSpan then provided its oral fairness opinion to the effect that the consideration to be received by holders of the Company’s common stock pursuant to the Offer or the Merger was fair, from a financial point of view, to the holders of the Company’s common stock, and it confirmed that opinion in writing delivered to the Board. The Board thereafter unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interest of the Company’s stockholders, authorized and adopted the Merger Agreement and authorized the Company to sign it, approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommended that the Company’s stockholders accept the Offer. The Board also considered and approved the Forbearance Amendment as well as an amendment to the Company’s bylaws to provide that the exclusive forum for certain actions or proceedings involving the Company and/or its stockholders shall be the Court of Chancery of the State of Delaware, in all cases subject to such court having jurisdiction. The Board also approved the entry by the Company into standard indemnification agreements with its independent directors and specified officers.

At the close of trading on October 8, 2015, Parent, Purchaser and the Company executed the Merger Agreement and, as contemplated by the Merger Agreement, the independent directors of the Company, Mr. Bacci, Ms. Conner, and BlueLine Partners, LLC, an affiliate of Mr. Bacci, entered into the Tender and Voting Agreement.

At the same time, the Company and Wells Fargo entered into the Forbearance Amendment. The parties agreed that the Company’s compliance with certain financial covenants set forth in its existing credit agreement with Wells Fargo shall be waived, and the administrative agent and lenders thereunder agreed to forbear from exercising their rights and remedies under the credit agreement with respect to certain events of default thereunder.

The Company and OpenText each issued a press release after the close of trading on October 8, 2015, announcing the transaction.

On October 9, 2015, the Company was notified by the Nasdaq Hearings Panel that, based on the Company’s continued non-compliance with the $1.00 minimum closing bid price requirement for continued listing, as set forth in NASDAQ Listing Rule 5550(a)(2), the panel had determined to delist the Company’s securities from the Nasdaq Stock Market, and would suspend trading in those shares effective at the open of business on October 13, 2015. In accordance with the October 9, 2015 notice of the panel’s determination, effective as of October 13, 2015, the Company’s securities began trading on the OTC Pink Open Marketplace.

Parent and Purchaser have commenced the Offer. The Company expects that it, its directors, officers and affiliates will have ongoing contacts with Parent, Purchaser and their affiliates.

For information on the Merger Agreement and the other agreements between the Company and Parent and their respective related parties, see Item 3, under the heading “Arrangements between the Company, Parent and Purchaser”.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the Company’s industry and its business and prospects as an independent company. The Board reviewed the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders pursuant to the Transactions (and obtained an opinion as to such fairness from its financial advisor, described in more detail below). The Board also consulted with the Company’s outside legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and the Tender and Voting Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

•	Offer Price.

•	the Company’s stockholders will be entitled to receive consideration of $0.82 per Share in cash (the “Offer Price”) upon the consummation of the Offer or the Merger, providing liquidity and certainty of value as compared to the uncertain future short- and long-term value that the Company’s stockholders might or might not realize if the Company remained an independent public company.

•	the Offer Price represents a premium of approximately 102.5% to the closing price per Share on October 7, 2015 of $0.405, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 95.8% to the average closing price per Share for the 30 trading days preceding such announcement of $0.419.

•	the recent and historical market prices of Shares and the financial market conditions during that period.

•	the Board’s belief, based on discussions and negotiations with Parent, that the Offer Price was the highest price Parent would be willing to pay.

•	the Board’s belief, based on consultations with the Company’s management, its review of strategic alternatives in 2015 and its recent communications with fifteen other potential buyers, that it was unlikely that any other party would be willing to pay more than the Offer Price, in cash or otherwise. See Item 4, under the heading “Background and Reasons for the Recommendation – Background of the Offer.”

•	Cash Consideration; Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of potentially failing to execute on the Company’s short- and long-term business strategy. The all-cash purchase price also provides such stockholders with certainty of value for their Shares as compared to consideration payable in a hypothetical stock-for-stock transaction, which could be subject to fluctuation in the market prices of an acquirer’s stock and overall economic and stock market risk.

•	Prospects in Remaining Independent; Risks from Change in Business Model. The risks and uncertainties of continuing to operate as an independent public company, including the risks and uncertainties of achieving the Company’s short- and long-term business plan. In particular, the Board considered:

•	the Company’s financial projections that were prepared by the Company’s management and reviewed with the Board. See Item 4, under the heading “Opinion of the Company’s Financial Advisor.”

•	the difficulty in meeting the restrictive covenants under the Company’s credit facility and the likelihood that the lenders thereunder would continue to forbear.

•	the willingness of the Company’s lender to enter into the Forbearance Agreement.

•	the difficulty in completing a refinancing. See Item 4, under the heading “Background and Reasons for the Recommendation – Background of the Offer.”

•	the investment required to make the Company’s products more competitive while addressing other capital needs of the business.

•	the potential likelihood that the implied present value of the Company’s future stock price would not exceed the Offer Price even if the Company were to achieve its operating objectives as set forth in the financial projections.

•	the potential for increased competition, particularly from larger competitors that have greater financial resources, larger sales forces, more extensive international presence and the ability to bundle services that compete with the Company’s product and service offerings, and from smaller independent vendors that offer solutions similar to that of the Company to some segments of the market.

•	the current economic uncertainty in the U.S. and the other markets in which the Company sells its products and services.

•	Opinion of MHT MidSpan. The financial presentation (including the assumptions and methodologies underlying the analyses in connection therewith) of MHT MidSpan, who was engaged to analyze the fairness, from a financial point of view, of the consideration to be received by holders of the Company’s common stock pursuant to the Offer or the Merger to the Company’s stockholders, and the oral opinion of MHT MidSpan later confirmed in writing that as of October 8, 2015, the merger consideration of $0.82 in cash per share to be received by the Company’s stockholders in the Offer or the Merger was fair to the Company’s stockholders from a financial point of view. See Item 4, under the heading “Opinion of the Company’s Financial Advisor.”

•	No Financing Condition. Neither the Offer nor the Merger is conditioned on Parent obtaining any outside financing.

•

Solicitation of Interest. Prior to entering into the Exclusivity Agreement, the Board considered the parties that would likely have the financial ability and potential strategic interest in making an acquisition proposal to the Company, taking into account a strategic review process undertaken by the Company throughout 2015, which started in March 2015 and involved (i) the solicitation of twenty-one financial and strategic parties as potential acquirer; (ii) further discussions with eighteen of those parties who signed confidentiality agreements as indication of their significant interest in a potential acquisition of all or part of the Company; and (iii) negotiations with an alternative third party bidder until shortly before the time that the Company entered into the Exclusivity Agreement (with such alternative third party bidder communicating that it was unwilling to offer a superior price to the bid by Parent). See Item 4, under the heading “Background and Reasons for the Recommendation – Background of the Offer.”

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under Section 262 of the DGCL. See Item 8, under the heading “Notice of Appraisal Rights.”

•	Speed and Likelihood of Consummation.

•	The Merger Agreement allows for sufficient time to consummate the Offer and the Merger;

•	The structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder’s vote to adopt the Merger Agreement enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), and allows the second-step Merger—in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer—to be consummated as soon as practicable after the Offer is consummated.

•	Parent’s obligation to consummate the Offer and effect the Merger is subject to limited conditions, including the fact that:

•	Parent is obligated to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the Company in doing, all things reasonably necessary under applicable law to consummate the Transactions.

•	Merger Sub is required, subject to certain conditions, to make the Offer on the terms set forth in the Merger Agreement.

•	the consummation of the Offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of the Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by the Company or any direct or indirect wholly-owned Subsidiary of the Company (the “Minimum Tender Condition”), which cannot be waived without the prior written consent of the Company.

•	the Company may, under circumstances specified in the Merger Agreement, seek specific performance to cause Parent to consummate the Offer.

•	the business reputation and capabilities of Parent, including Parent’s substantial experience in the execution of mergers and acquisitions.

•

Ability to Respond to Acquisition Proposals. If prior to the consummation of the Offer, the Company receives an unsolicited written Acquisition Proposal (as defined in the Merger Agreement) (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a breach of the non-solicitation provisions in the Merger Agreement), the Company and the Board and their representatives may, subject to compliance with the provisions described in this paragraph, engage in negotiations or discussions with, or furnish any information and reasonable access to, any third party making such Acquisition Proposal and its representatives if the Board determines in good faith, after consultation with the Company’s outside legal advisors, and based on information then available, that such Acquisition Proposal constitutes, or would be reasonably expected to result in, a Superior Proposal (as defined in the Merger Agreement). However, (a) prior to furnishing any material nonpublic information, the

Company must receive from such third party an executed Acceptable Confidentiality Agreement (as defined in the Merger Agreement) and (b) any such material nonpublic information so furnished must have been previously provided or made available to Parent or must be provided or made available to Parent promptly (and in any event within 24 hours) after it is furnished to such third party.

•	Termination of the Merger Agreement for Superior Proposal. At any time prior to the consummation of the Offer, if, in response to an unsolicited written Acquisition Proposal made after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions in the Merger Agreement, the Board determines in good faith (after consultation with its outside counsel) that (a) such Acquisition Proposal constitutes a Superior Proposal and (b) the failure to approve or recommend such Superior Proposal would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law, the Company may terminate the Merger Agreement. However, the Company may not terminate the Merger Agreement unless the Company (i) has complied with the non-solicitation and other related provisions (including certain matching rights of Parent) in the Merger Agreement, (ii) pays a termination fee of $480,000 to OpenText prior to or concurrently with such termination, which represents approximately 3.56% of the equity value of the Company after giving effect to the Offer Price, an amount the Board believed would not substantially impede the making of a potential Superior Proposal and (iii) concurrently with such termination, enters into a definitive agreement that documents the terms and conditions of such Superior Proposal.

•	Change of Recommendation for Intervening Event. Despite anything to the contrary contained in the Merger Agreement, at any time prior to the consummation of the Offer, in the event a material development or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of the Merger Agreement that was not known and not reasonably foreseeable by the Board as of the date of the Merger Agreement, the Board may modify or withdraw its recommendation to the Company’s stockholders if the failure to take such action would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law. However, before making any such change in recommendation, the Company must provide Parent four business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

•	Interim Conduct of Business. The Board’s belief that the Company will retain sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Offer and Merger.

•	Terms of the Tender and Voting Agreement. The Tender and Voting Agreement (as defined in the Merger Agreement) terminates upon any termination of the Merger Agreement in accordance with its terms, including upon the Company’s termination to accept a Superior Proposal, such that the existence of the Tender and Voting Agreement would not be likely to inhibit a Superior Proposal.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement and the Transactions, including the following:

•	No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares that could occur if the Company’s plans were successfully implemented.

•	Risks of Not Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the potential impact on the Company’s employees and relationships with existing and prospective customers and business partners, as well as risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential impact on the Company’s stock price and the effect on the Company’s business relationships.

•

Non-Solicitation and Related Provisions; Termination Fee. The Merger Agreement precludes the Company from actively soliciting alternative Acquisition Proposals that may be superior to the Offer and the Merger;

the limited circumstances in which the Company may enter into or otherwise participate in any discussions regarding Acquisition Proposals, or agree to accept or recommend any Acquisition Proposals other than as described above with respect to Superior Proposals; the ability of Parent to match a Superior Proposal; and the requirement that the Company pay a $480,000 termination fee to Parent (which represents approximately 3.56% of the equity value of the Company after giving effect to the Offer Price) related to a termination of the Merger Agreement in connection with a Superior Proposal in the circumstances specified in the Merger Agreement, all of which could dissuade another party from making an Acquisition Proposal for the Company. The Board noted, however, that these provisions of the Merger Agreement were insisted upon by Parent as a condition to its entering into the Merger Agreement.

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, consummation of the Offer and the Merger and the substantial time and effort of management required to consummate the Offer and the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•	Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Transactions.

•	Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Structure of Transaction. The fact that the structure of the Transactions as a tender offer followed by a merger that does not require the vote of the Company’s stockholders could result in a relatively short period during which an unsolicited takeover proposal could be brought forth.

•	Expense Reimbursement. The requirement that the Company reimburse Parent for up to $350,000 of its reasonable out-of-pocket expenses incurred in connection with the authorization, preparation, execution and performance of the Merger Agreement, the Tender and Voting Agreement and the Transactions if the Merger Agreement is terminated because the Offer has not been consummated by February 8, 2016 (as such date may be extended pursuant to the Merger Agreement) at a time when all conditions to the Offer have been satisfied or waived other than the Minimum Tender Condition, the failure of the Offer to be consummated did not result from the breach of the Merger Agreement by Parent or Purchaser and the termination fee of $480,000 is not otherwise payable pursuant to the Merger Agreement in connection with such termination.

•	Termination by Parent. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•	Conditions. That while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to effect the Merger will be satisfied, and, as a result, the Offer and the Merger may not be consummated.

•	Tender and Voting Agreement. The fact that under the Tender and Voting Agreement, certain of the Company’s stockholders, who together beneficially own approximately 20.3% of the outstanding Shares as of October 8, 2015, have agreed, among other things, to tender their Shares pursuant to the Offer.

•	Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement and the Transactions were outweighed by the potential benefits of the Merger Agreement and the Transactions.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously approved the Merger Agreement and the Transactions and recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of the Company’s Financial Advisor

On September 14, 2015, MHT MidSpan was engaged by the Board in connection with the proposed Offer and the Merger to render an opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transactions. On October 8, 2015, MHT MidSpan delivered its oral opinion, subsequently confirmed in a written opinion of the same date, to the Board that, based on and subject to the limitations and assumptions stated in the opinion, as of the date of the opinion the $0.82 per Share in cash to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of MHT MidSpan’s written opinion dated October 8, 2015, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included herewith as Annex A and is incorporated herein by reference. The summary of MHT MidSpan’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion, and you are urged to read the opinion in its entirety.

MHT MidSpan’s opinion addresses solely the fairness, from a financial point of view, to the holders of the Shares of the consideration to be received by such holders in the Offer or the Merger (the “Transaction Consideration”) as of the date of the opinion. MHT MidSpan’s opinion was directed solely to the Board in connection with its consideration of the Transactions and was not intended to be, and does not constitute, a recommendation to any stockholder of the Company as to how such stockholder should vote or how any such stockholder should act with respect to the Merger or any other matter, including, but not limited to, exercise of appraisal rights. MHT MidSpan’s opinion and related materials were reviewed and approved by the fairness opinion committee of MHT MidSpan.

In arriving at its opinion, MHT MidSpan, among other things:

•	reviewed the draft of the Merger Agreement dated October 8, 2015 and certain related documents;

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by management of the Company;

•	analyzed certain financial forecasts prepared by management, which forecasts the Company represented to MHT MidSpan are consistent with the best judgments of management as to the future financial performance of the Company and are the best available forecasts with respect to such future financial performance of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Company’s common stock;

•	compared the financial performance of the Company and the prices and trading activity of the Company’s common stock with that of certain other publicly traded companies and their securities that MHT MidSpan considered to be generally relevant;

•	reviewed the financial terms, to the extent publicly available, of certain transactions that MHT MidSpan considered to be relevant; and

•	performed such other analyses, studies and investigations, and considered such other factors as MHT MidSpan has deemed appropriate.

In addition, MHT MidSpan conducted such other inquiries, examinations and analyses, and considered such other financial, economic and market criteria as MHT MidSpan deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by MHT MidSpan in connection with the preparation of its opinion regarding the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Transactions, which was reviewed with, and formally delivered to, the Board during a telephonic meeting held on October 8, 2015. The preparation of analyses and an opinion regarding the fairness of consideration to be received in a proposed transaction is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by MHT MidSpan or of its presentation to the Board on October 8, 2015.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by MHT MidSpan. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of any particular analysis, should not be taken as an indication of the relative importance or weight given to these analyses by MHT MidSpan or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 7, 2015 (the last trading day prior to the opinion being rendered), and is not necessarily indicative of current market conditions.

For purposes of its analyses, MHT MidSpan calculated (i) the Company’s equity value implied by the Transactions to be approximately $13.5 million, based on approximately 16.5 million fully-diluted shares of the Company’s common stock outstanding as of October 7, 2015, calculated using the treasury stock method; and

(ii) the Company’s enterprise value implied by the Transactions (“EV”) to be approximately $20.9 million, based on the Company’s cash and cash equivalents of approximately $2.5 million and total outstanding debt of approximately $9.8 million as of its most recent Form 10-Q filing date of July 31, 2015. For the purposes of this analysis, the Company’s EV equates to implied equity value, plus debt, less cash.

Financial Analyses

MHT MidSpan performed the following financial analyses in connection with rendering its opinion to the Board:

•	selected public company trading analysis;

•	selected mergers and acquisitions (“M&A”) transaction analysis;

•	discounted cash flow analysis; and

•	premiums paid analysis.

Each of these analyses is summarized below.

Selected Public Company Trading Analysis

MHT MidSpan performed a public company trading analysis, which attempts to provide a range of implied values of a company by comparing it to similar companies that are publicly traded. To do so, MHT MidSpan reviewed selected historical financial data of the Company and estimated financial data of the Company based on projections provided by management and compared them to corresponding publicly available financial data, where applicable, for public companies in the enterprise software sector that MHT MidSpan deemed comparable to the Company. The selected comparable companies were:

Selected Industry Comparables
CommVault Systems, Inc.
Easy Software AG
Epiq Systems, Inc.
Guidance Software, Inc.
Open Text Corporation
NetApp, Inc.

For the selected public company trading analysis, MHT MidSpan compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its selected public company trading analysis, MHT MidSpan calculated and analyzed each company’s ratio of enterprise value to last twelve months (“LTM”) EBITDA (“EBITDA”, a non-GAAP financial measure, which MHT MidSpan defines as earnings before interest, taxes, depreciation amortization, stock-based compensation expense and charges relating to alignment of business units) and EV to projected next twelve months (“NTM”) EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its fully-diluted common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of October 7, 2015, the last trading date prior to the delivery of MHT MidSpan’s opinion. The results of this selected public company trading analysis are summarized below:

Ratio	EV to LTM EBITDA	EV to NTM EBITDA
Selected Industry Peers (1)
Minimum	7.8x	4.1x
Mean	17.3x	8.5x
Median	10.3x	8.1x
Maximum	43.4x	15.5x

(1)	Multiples that are negative or exceeded 30.0x were considered not meaningful.

All projected financial information in the table above for the select public companies was based on equity research analyst consensus estimates.

MHT MidSpan selected companies that it deemed in its professional judgment to possess attributes similar to aspects of the Company’s business, such as vendors that provide software products and services similar in some aspects to the software products and services sold by the Company. In evaluating the comparable companies, MHT MidSpan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and MHT MidSpan’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects of the Company or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data. However, because no selected comparable company is exactly the same as the Company, MHT MidSpan believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company trading analysis. Accordingly, MHT MidSpan also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the selected public company trading analysis. Based upon these judgments, MHT MidSpan selected ranges of multiples for the Company and applied such ranges to the Company’s historical results and management projections to calculate ranges of implied value per Share. The following table summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share
Daegis’ Implied EV to LTM EBITDA	9.5x – 11.0x	$0.31 – $0.42
Daegis’ Implied EV to NTM EBITDA	7.0x – 9.0x	$0.70 – $1.02

As summarized in the table above, the selected public company trading analysis resulted in implied values per Share of the Company’s common stock ranging from a low of $0.31 per Share to a high of $0.42 per Share on the basis of LTM EBITDA and a range from a low of $0.70 per Share to a high of $1.02 per Share on the basis of NTM EBITDA. MHT MidSpan observed that the Transaction Consideration of $0.82 per Share was within or above the ranges of implied values per Share derived from this analysis.

Selected M&A Transaction Analysis

MHT MidSpan reviewed M&A transactions involving target companies in the enterprise software sector that were deemed, in MHT MidSpan’s professional judgment, to have aspects similar to the Company’s business or financial profile. MHT MidSpan selected these transactions using the following criteria:

•	completed transactions announced since January 1, 2009;

•	transactions in which the acquiring company purchased a controlling interest of the target;

•	transaction value between $5 million and $650 million; and

•	target companies in the enterprise software industry.

Based on these criteria, MHT MidSpan identified and analyzed the following transactions:

Target	Acquiror
Iris Data Services, Inc.	Epiq Systems, Ltd.; Epiq Systems Acquisition, Inc.
Actuate Corporation	OpenText Corporation
SCT Nordic A/S	Atea Danmark A/S
Strategic Office Solutions, Inc.	Unify Corp.
Interwoven Inc.	Microsoft Corporation; Permira Advisers Ltd.

For each of the selected transactions, MHT MidSpan calculated and compared each target company’s enterprise value as a multiple of such company’s LTM EBITDA. The results of this selected M&A transaction analysis are summarized below:

Selected M&A Transactions
	Minimum	Mean	Median	Maximum
Implied EV to LTM EBITDA for all selected transactions	6.0x	10.7x	10.3x	16.3x

The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected M&A transaction analysis. Accordingly, MHT MidSpan believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected M&A transaction analysis. MHT MidSpan therefore made qualitative judgments concerning differences between the characteristics of the precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, MHT MidSpan selected a range of multiples for the Company and applied such range to the management projections to calculate a range of implied value per Share. The results of this selected M&A transaction analysis are summarized below:

	Selected Multiple Range	Implied Value Per Share
Daegis’ Implied EV to LTM EBITDA	8.0x – 12.0x	$0.19 – $0.50

As summarized in the table above, the selected M&A transactions analysis resulted in implied values per Share of the Company’s common stock ranging from a low of $0.19 per Share to a high of $0.50 per share. MHT MidSpan observed that the Transaction Consideration of $0.82 per Share was above the range of implied values per Share derived from this analysis.

Discounted Cash Flow Analysis

In order to estimate the present value of a Share, MHT MidSpan performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, MHT MidSpan added (i) the present value (as of October 31, 2015) of the Company’s projected after-tax unlevered free cash flows for the second half of fiscal year 2016 through fiscal year 2020 based on management projections (accounting for the utilization of Net Operating Losses (“NOLs”) accrued to date) to (ii) the present value (as of October 31, 2015) of the “terminal value” of the Company as of the end of fiscal year 2020 and (iii) the present value (as of October 31, 2015) of the value of the tax shield resulting from the application of the remaining NOLs after April 30, 2020. The after-tax unlevered free cash flows were calculated by taking the tax-effected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 1.0% to 3.0%, which range was derived by MHT MidSpan utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product and inflation, and applying such range to the management projections. A range of after-tax discount rates of 16.69% to 24.69% was selected based on an analysis of the estimated weighted average cost of capital of the Company and the comparable companies used in the “Selected Public Company Trading Analysis” above. MHT MidSpan estimated the weighted average cost of capital to be 20.69% based on the application of the Capital Asset Pricing Model, an industry standard methodology, using certain financial metrics including a market risk premium of 6.96% (obtained from a third party data source) and MHT MidSpan’s professional judgment. MHT MidSpan then calculated a range of implied values per share by taking the estimated equity values using the discounted cash flow method and dividing such amounts by the fully diluted number of Shares as of July 31, 2015.

The discounted cash flow analysis resulted in implied values per Share of the Company’s common stock ranging from a low of $0.76 per Share to a high of $1.66 per Share. MHT MidSpan observed that the Transaction Consideration of $0.82 per Share was within the range of values derived from this analysis.

Premiums Paid Analysis

In order to assess the premium offered to the holders of the Shares in the proposed Transactions relative to the premiums offered to stockholders in other transactions, MHT MidSpan reviewed the premiums paid in select transactions of less than $100 million in market capitalization from October 7, 2010 to October 7, 2015, of which there were 881 in total. For each of the transactions, MHT MidSpan calculated the median premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s (i) closing price on the last trading day prior to the announcement of the transaction (ii) closing price for the 30 calendar days prior to the announcement of the transaction and (iii) closing price for the 52 week high prior to the announcement of the transaction. The results of this premiums paid analysis, relative to the premium that would be paid to holders of the Company’s common stock based on the Transaction Consideration are summarized below:

	Selected Premiums Paid based on Share Price
	Daegis (1)	Mean	Median
Premium to prior trading day price	102.5%	44.8%	33.4%
Premium to one-month prior price	134.3%	57.2%	38.4%
Premium to 52-week high trading price	(29.9)%	(2.3)%	(2.8)%

(1)	Daegis premium is based on the last closing trading price of the Company’s common stock, or $0.405, on October 7, 2015, the trading day prior to the public announcement of OpenText’s offer to acquire the Company.

MHT MidSpan also reviewed the premiums paid in select technology-focused transactions of less than $100 million in market capitalization over the same time frame, of which there were 233 in total. The results of this premiums paid analysis, relative to the premium that would be paid to holders of the Company’s common stock based on the Transaction Consideration are summarized below:

	Selected Premiums Paid based on Share Price
	Daegis (1)	Mean	Median
Premium to prior trading day price	102.5%	77.6%	36.1%
Premium to one-month prior price	134.3%	110.0%	46.0%
Premium to 52-week high trading price	(29.9)%	(2.0)%	(21.6)%

(1)	Daegis premium is based on the last closing trading price of the Company’s common stock, or $0.405, on October 7, 2015, the trading day prior to the public announcement of OpenText’s offer to acquire the Company.

The reasons for and the circumstances surrounding each of the transactions analyzed in the premiums paid analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the premiums paid analysis. Accordingly, MHT MidSpan used professional judgment to select a range of premiums based on median premiums observed in the analysis and applied such range to the Company’s relevant closing prices for the selected time periods to derive implied values per share. The following summarizes the result of these calculations:

Implied Value Per Share
All completed transactions	$0.48 – $1.14
All technology-focused transactions	$0.51 – $0.92

As summarized in the table above, the premiums paid analysis resulted in implied values per Share of the Company’s common stock ranging from a low of $0.48 per Share to a high of $1.14 per Share. MHT MidSpan observed that the Transaction Consideration of $0.82 per Share was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by MHT MidSpan, but does summarize the material analyses performed by MHT MidSpan in rendering its opinion. The preparation of an opinion regarding the fairness, from a financial point of view, of the consideration to be received by holders of Shares in the Transactions is a complex process and is not necessarily susceptible to partial analysis or summary description. MHT MidSpan believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the MHT MidSpan opinion. In arriving at its opinion, MHT MidSpan considered the results of all of its analyses as a whole and did not attribute any particular weight to any factor or analysis. Instead, MHT MidSpan made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. In addition, MHT MidSpan may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be MHT MidSpan’s view of the actual value of the Company.

No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Merger and the other Transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transactions were compared and other factors that could affect the public trading value or transaction value of the companies involved.

MHT MidSpan performed its analyses for purposes of providing its opinion to the Board. In performing its analyses, MHT MidSpan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company, or the industry, or in the financial markets in general. Certain of the analyses performed by MHT MidSpan are based upon forecasts of future results furnished to MHT MidSpan by management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. MHT MidSpan does not assume responsibility if future results are materially different from forecasted results.

MHT MidSpan relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to MHT MidSpan or discussed with or reviewed by MHT MidSpan. MHT MidSpan further relied upon the assurances of management that the financial information provided to MHT MidSpan was prepared on a reasonable basis in accordance with industry practice, and that management was not aware of any information or facts that would make any information provided to MHT MidSpan incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of MHT MidSpan’s opinion, MHT MidSpan assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by MHT MidSpan, that such information was reasonably prepared based on assumptions reflecting the best available estimates and judgments of management as to the expected future results of operations and financial condition of the Company. MHT MidSpan expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. MHT MidSpan relied, with the Company’s consent, on advice of the Company’s outside counsel and the Company’s independent registered public accounting firm, and on the assumptions of management, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement.

MHT MidSpan’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement. The Transaction Consideration was determined through arm’s-length negotiations between OpenText and the Company and was approved by the Board.

In arriving at its opinion, MHT MidSpan assumed that the executed Merger Agreement was in all material respects identical to the last draft reviewed by MHT MidSpan on October 8, 2015. MHT MidSpan relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, MHT MidSpan assumed that all the necessary regulatory approvals and consents required for the Merger would be obtained in a manner that would not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at its opinion, MHT MidSpan did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did MHT MidSpan evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MHT MidSpan in connection with its opinion were going concern analyses. MHT MidSpan expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, MHT MidSpan undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates was a party or may be subject, and at the direction of the Company and with its consent, MHT MidSpan’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MHT MidSpan also assumed that neither the Company nor OpenText is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

MHT MidSpan’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. MHT MidSpan did not express any opinion as to the price at which shares of the Company’s common stock may trade following announcement of the Transactions or at any future time. MHT MidSpan did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

MHT MidSpan’s opinion addressed solely the fairness, from a financial point of view, to the holders of Shares of the Transaction Consideration, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. MHT MidSpan was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, OpenText’s ability to fund the Transaction Consideration payable in the Merger pursuant to the Merger Agreement or any other terms contemplated by the Merger Agreement. Furthermore, MHT MidSpan expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by holders of the Shares in the Merger or with respect to the fairness of any such compensation.

MHT MidSpan is regularly engaged as financial advisor in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Board selected MHT MidSpan to render its opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as financial advisor in connection with mergers and acquisitions.

The board engaged MHT MidSpan solely to render an opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in connection with the Merger. MHT MidSpan is entitled to a total fee of $175,000 for providing its opinion to the Board, of which $45,000 was payable upon the engagement of MHT MidSpan by the Company and the remainder was payable upon the delivery of the fairness opinion. The fee was not contingent upon the consummation of the Merger or the conclusions reached in MHT MidSpan’s opinion. The Company has agreed to indemnify MHT MidSpan against certain liabilities and reimburse MHT MidSpan for certain expenses in connection with its services. MHT MidSpan may in the future, provide investment banking and financial advisory services to the Company, OpenText and/or entities that are affiliated with the Company or OpenText, for which MHT MidSpan would expect to receive compensation.

Certain Unaudited Prospective Financial Information of the Company

The Company does not, as a matter of course, publicly disclose forecasts as to future financial performance, earnings or other results, and is especially cautious of making forecasts for extended periods due to the unpredictability and subjectivity of the underlying assumptions and estimates. As a result, the Company does not endorse the unaudited prospective financial information described herein as a reliable indication of the results it may achieve on a stand-alone basis in the future. However, in connection with the evaluation of a possible transaction involving the Company, the Company provided MHT MidSpan certain non-public forecasted financial information that was prepared by management of the Company (the “Projections”).

A summary of the Projections is not being included in this document to influence your decision whether to tender your shares in the Offer, but solely because these Projections were among the financial information made available to MHT MidSpan for use in connection with its financial analyses summarized above under “—Opinion of MHT MidSpan.”

The Projections were not prepared with a view toward public disclosure. While presented with numerical specificity, the Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The Projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections were, in general, prepared for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the Projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the Projections should not be regarded as an indication that the Board, the Company, MHT MidSpan or anyone who received this information then considered, or now considers, them to be material information about the Company or a reliable prediction of future events, and this information should not be relied upon as such. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Forward-Looking Statements.”

The Projections were not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended April 30, 2015 relates to the Company’s historical financial information. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

Projections

The following table summarizes the Projections:

Consolidated Summary of the Projections

($ in thousands)

	Company Projections
	NTM(1)	FY 2016E	FY 2017P	FY 2018P	FY 2019P	FY 2020P
Revenue	$25,509	$24,529	$27,500	$31,600	$34,760	$36,498
% Growth	—	(2.3%)	12.1%	14.9%	10.0%	5.0%
Operating Expenses	24,385	24,265	25,697	27,639	30,403	31,921
EBITDA	$2,712	$2,245	$3,490	$5,750	$6,311	$6,620
% Margin	10.6%	9.2%	12.7%	18.2%	18.2%	18.1%
Net (Loss) Income	($250)	($762)	$819	$3,011	$3,337	$3,518
% Margin	(1.0%)	(3.1%)	3.0%	9.5%	9.6%	9.6%

(1)	Twelve-month period from August 1, 2015 through July 31, 2016.

The foregoing consolidated summary of the Projections includes certain “non-GAAP financial measures.” A non-GAAP financial measure refers to a numerical financial measure that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable financial measure calculated and presented in accordance with GAAP. The EBITDA measurement included in the Projections provided to MHT MidSpan was calculated consistently with the “Adjusted EBITDA” measurement historically reported by the Company. Adjusted EBITDA, as defined by the Company, is earnings before interest, taxes, depreciation, amortization, stock-based compensation expense and charges relating to alignment of business units. Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. A reconciliation of the difference between Adjusted EBITDA and operating income, a financial measurement prepared in accordance with GAAP, is set forth below.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Reconciliation of Adjusted EBITDA to Operating Income

($ in thousands)

	Company Projections
	NTM	FY 2016E	FY 2017P	FY 2018P	FY 2019P	FY 2020P
Adjusted EBITDA	$2,712	$2,245	$3,490	$5,750	$6,311	$6,620
Less:
Amortization of intangible assets	1,096	1,096	814	774	774	557
Stock based compensation expense	150	170	120	140	140	140
Depreciation	288	352	753	875	1,040	1,346
Charges related to alignment of business units	54	363	—	—	—	—
Operating Income	1,124	264	1,803	3,961	4,357	4,577

The foregoing information was not provided to OpenText; rather the Company provided OpenText with a projected revenue estimate for fiscal year 2016 of approximately $25.1 million at a due diligence meeting on or about September 22, 2015.

Neither the Company nor any other person to whom the Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of the Company compared to the information included in the Projections. In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company’s engagement and compensation of MHT MidSpan in connection with that firm’s engagement to render an opinion to the Company’s Board regarding the fairness, from a financial point of view, of the compensation to be received by the holders of Shares in the proposed transaction, are described in Item 4, under the heading “Opinion of the Company’s Financial Advisor—Miscellaneous”.

Except as otherwise described above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to its stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

With the exception of the execution of the Merger Agreement and the Tender and Voting Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a stockholder vote to adopt the Merger Agreement or effect the Merger, in accordance with Section 251(h) of the DGCL.

Section 203 of the DGCL

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL. The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not attempted to comply with any such laws. In the event it is asserted that any such laws apply to the Offer or the Merger, then the Company and the Board (together with Parent, Purchaser and their respective boards of directors) may be required to take additional actions to consummate the Offer and/or the Merger, or otherwise act to render such laws inapplicable to the Offer and/or the Merger.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL are entitled to appraisal rights in connection with the Merger.

The following discussion summarizes appraisal rights of stockholders under the DGCL, particularly the procedural steps required to perfect appraisal rights, in connection with the Merger and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person holding a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

Under the DGCL, if the Merger is consummated, holders of Shares immediately prior to the Effective Time and who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery (the “Court of Chancery”) and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which Shares are irrevocably accepted for purchase pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of such Shares;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above on or within 10 days after the Effective Date, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder’s failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of his, her or its appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Daegis Inc., 600 E. Las Colinas Blvd., Suite 1500, Irving, Texas 75039, Attention: Investor Relations. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising such rights with respect to Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of

Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivering of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit stock certificates held by them, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and each of Purchaser and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal with respect to such Shares, such Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes. If no petition for appraisal is filed with the Court of Chancery within 120 days after the Effective Time, the stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Offer Price, without interest and less any applicable withholding taxes. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and to accept the Offer by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as such court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time.

A stockholder wishing to exercise his, her, or its appraisal rights with respect to any Share must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If a stockholder tenders his, her, or its Shares in the Offer or fails to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of such stockholder’s appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

The Company, Parent and Purchaser have reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”). Although there can be no assurance that the Offer or the Merger will not be challenged by a private party or a governmental entity (including the FTC or the Antitrust Division of the U.S. Department of Justice), based on a review of the Company’s business and other factors, the Company, Parent and Purchaser believe that the Offer and the Merger can be completed in compliance with all applicable antitrust or competition laws, including the HSR Act, and that no premerger notifications or filings will be required in connection with the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2015 and its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2015.

Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the

Company or Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the Transactions. The Company has entered into certain executive employment agreements with the named executive officers of the Company, which provide for potential compensation in connection with the Transactions if such officers are terminated within twelve months following the Effective Date. The terms of the employment agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Employment or Change in Control Agreements,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. At the Effective Time, each unvested option to purchase Shares will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the number of Shares subject to such option multiplied by the excess, if any of the Offer Price over the per share exercise price of the option, less applicable withholding taxes. If the Offer is consummated in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of the Company’s executive employment agreements with its named executive officers and the named executive officers may become entitled to receive certain payments and benefits if they are terminated under certain circumstances within twelve months of the Effective Time. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer and Merger are consummated on November 23, 2015, (ii) the Offer Price is $0.82 per Share and (iii) with respect to calculating payments or benefits due under a named executive officer’s executive employment agreement with the Company, each applicable named executive officer incurs a termination of his or her employment without “cause” or for “good reason” on the date immediately following the change in control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Employment or Change in Control Agreements.”

In the event that any payments under either Mr. Bacci’s or Ms. Conner’s executive employment agreement would constitute “excess parachute payments” to such officer for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), such that either Mr. Bacci or Ms. Conner incurs any excise tax under the Code with respect to such payments, the Company will make gross-up payments to the applicable officer such that he or she will be returned to the after-tax position he or she would have been in if no excise tax had been imposed.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Timothy P. Bacci	675,000	281,813	22,269	—	—	979,082
Susan K. Conner	417,150	—	7,287	—	—	424,437
Frank Verardi (4)	—	—	—	—	—	—

(1)

Amounts in this column represent the “double trigger” cash severance amounts payable under Mr. Bacci’s and Ms. Conner’s respective Executive Employment Agreements in the event of a termination by the Company without cause, or a termination by the executive for “good reason”, on or within 12 months following a change in control. The cash severance for Mr. Bacci reflects $450,000, which is 1.0 times Mr. Bacci’s annual base salary and $225,000, which is Mr. Bacci’s maximum incentive compensation that may be earned during the fiscal year ending April 30, 2016. The cash severance for Ms. Conner reflects $278,100, which is 1.0 times Ms. Conner’s annual base salary and $139,050, which is Ms. Conner’s maximum incentive compensation that may be earned during the fiscal year ending April 30, 2016. Since the base salaries and maximum performance bonuses of the named executives officers in effect immediately prior to the change in control and assumed termination are not known, the amounts in this column reflect the executives’ respective base salaries and maximum performance bonuses as of October 16, 2015.
(2)	Amounts in this column represent the estimated value of the “single trigger” acceleration of stock options held by named executive officers. Pursuant to the Merger Agreement, options outstanding immediately before the Effective Time will accelerate and be converted into the right to receive an amount of cash described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Stock Options”.
(3)	Amounts in this column represent the estimated value of the “double trigger” payments for continuation of health coverage at the Company’s expense pursuant to the COBRA for 12 months, to which each of Mr. Bacci and Ms. Conner would be entitled under their respective Executive Employment Agreement, if within 12 months following the change in control, the named executive officer is subject to a termination without cause, or terminates his or her employment for “good reason.” The value of the double trigger COBRA payments is based upon the type of insurance coverage the Company carried for each named executive officer as of October 16, 2015 and is valued at the premiums in effect on October 16, 2015.
(4)	Mr. Verardi retired from the Company in May 2015.

Litigation

None.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including the timing of the Transactions and other information relating to the Transactions. Without limiting the foregoing, words such as “believes,” “plans,” “anticipates,” “forecasts,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “would,” “assuming,” “potential,” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares pursuant to the Offer, the risk that competing offers or acquisition proposals will be made, the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger, the effects of disruption from the Transactions on the Company’s business, including diverting management’s attention from the Company’s ongoing business operations, and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners, the amount of the costs, fees, expenses and charges related to the Transactions, the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability, other uncertainties pertaining to the business of the Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual

Report on Form 10-K for the fiscal year ended April 30, 2015 filed with the SEC on August 5, 2015 and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. We believe that the assumptions on which the forward-looking statements in this document are based are reasonable. However, the Company can provide no assurance that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on the Company’s business or operations. In light of significant uncertainties inherent in the forward-looking statements contained herein, the reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements to reflect events or circumstances after the date of this document or to update reasons why actual results could differ from those anticipated in forward-looking statements in this document, except as required by law. All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this document and attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 1, 2015 (incorporated by reference to Exhibit (a)(1)(A) to Purchaser’s Tender Offer Statement on Schedule TO filed by Purchaser and Open Text Corporation relating to Daegis Inc. with the SEC on October 23, 2015).

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(vi)	Letter dated October 23, 2015 to the stockholders of Daegis Inc.*

(a)(2)	Opinion of MHT MidSpan, L.P. dated October 8, 2015 (incorporated by reference to Annex A to this Schedule 14D-9).*

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued by Daegis Inc. on October 8, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Daegis Inc. on October 14, 2015).

(a)(5)(ii)	Press Release issued by Open Text Corporation on October 8, 2015 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the SEC on October 8, 2015).

(a)(5)(iii)	Form of Summary Advertisement published in the New York Times on October 23, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(iv)	Press Release issued by Open Text Corporation on October 23, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of October 8, 2015, by and among Open Text Corporation, Company D Merger Sub Inc. and Daegis Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Daegis Inc. on October 14, 2015).

(e)(2)	Tender and Voting Agreement, dated as of October 8, 2015, by and among Open Text Corporation, Company D Merger Sub Inc., and certain stockholders of Daegis Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Mutual Confidentiality/Non-Disclosure Agreement, entered into August 12, 2015, by and between Daegis Inc. and Open Text Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of September 1, 2015, by and between Open Text Corporation and Daegis Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Executive Employment Agreement dated as of December 10, 2014, between Daegis, Inc. and Timothy P. Bacci (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Daegis, Inc. on December 12, 2014).

(e)(6)	Executive Employment Agreement dated as of December 10, 2014, between Daegis, Inc. and Susan K. Conner (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Daegis, Inc. on December 12, 2014).

(e)(7)	Form of Indemnification Agreement between Daegis Inc. and its directors and executive officers (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Daegis Inc. on October 14, 2015).

(g)	None.

*	Filed herewith.

Annex A	Opinion of MHT MidSpan, LP, dated October 8, 2015.

Annex B	Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2015	DAEGIS INC.

	By:	/s/ Timothy P. Bacci
Timothy P. Bacci
President and Chief Executive Officer

Annex A

October 8, 2015

PRIVATE AND CONFIDENTIAL

Board of Directors

Daegis Inc.

600 E. Las Colinas Blvd.

Suite 1500

Irving, Texas 75039

Members of the Board of Directors:

MHT MidSpan, L.P. (“MHT MidSpan”) has acted as financial advisor to Daegis Inc. (“Daegis”) in connection with an Agreement and Plan of Merger (the “Agreement”) to be entered into among Daegis, Open Text Corporation, a Canadian corporation (“Parent”), and Company D Merger Sub Inc., a wholly-owned subsidiary of Parent (the “Merger Sub”). We understand that the Agreement provides, among other things, that Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Daegis (the “Company Shares”) at a price of $0.82 per share in cash (the “Consideration”) and, following the consummation of the Tender Offer, Merger Sub will merge with and into Daegis and each outstanding Company Share not tendered in the Tender Offer (other than Company Shares owned by Parent, Merger Sub or Daegis, or any of their respective direct or indirect wholly owned subsidiaries, or holders of Company Shares who validly exercise their statutory appraisal rights in respect of such Company Shares) will be converted into the right to receive the Consideration (the merger, together with the Tender Offer, being the “Proposed Transaction”).

We have been requested by the Board of Directors of Daegis to render our opinion, as to the fairness, from a financial point of view, to the holders of Company Shares (excluding Parent and its subsidiaries and any holders of Company Shares who are entitled to appraisal and who properly exercise appraisal rights for such shares in accordance with Section 262 of the Delaware General Corporation Law (“DGCL”)) of the Consideration to be offered to such stockholders in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of October 8, 2015, and the specific terms of the Proposed Transaction; (2) publicly available information concerning Daegis and Parent that we believe to be relevant to our analysis, including: (i) Daegis’s Annual Report on Form 10-K for the fiscal year ended April 30, 2015 and Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 and (ii) Daegis’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2015; (3) financial and operating information with respect to the business, operations and prospects of Daegis furnished to us by Daegis, including financial projections of Daegis prepared by management of Daegis; (4) a trading history of Daegis’s common stock from October 7, 2013 to October 7, 2015 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of Daegis with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of Daegis concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning Daegis or any other entity, including,

October 8, 2015

without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of Daegis, nor have we evaluated the solvency or fair value of Daegis, Parent, Merger Sub or any other entity under any laws relating to bankruptcy, insolvency or similar matters. With respect to the latest financial forecasts made available to us that we have been directed to utilize in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Daegis as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect our opinion, and we expressly disclaim any undertaking or obligation to update, revise or reaffirm our opinion or to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Proposed Transaction will be consummated in accordance with the terms of the Agreement and all applicable laws and other requirements without any waiver, modification or amendment of any term, condition or agreement. We are not legal, regulatory, accounting, insurance or tax experts and have relied on the assessments made by Daegis and its other advisors with respect to such issues. Representatives of Daegis have informed us, and we further have assumed, with your knowledge and permission, that the final terms of the Agreement will not differ materially from the terms set forth in the draft of the Agreement we have reviewed.

This opinion is limited to the fairness of the Consideration, from a financial point of view, to holders of Company Shares as of the date hereof. This opinion does not address any other terms, aspects or implications of the Proposed Transaction or the Agreement nor does it address any terms, aspects or implications of any support agreement or other arrangement or agreement entered into in connection with or contemplated by the Proposed Transaction. You have not asked us to, and this opinion does not, address the fairness of the Proposed Transaction, or any consideration received in connection therewith, to creditors or other constituencies of Daegis, nor does it address the fairness of the contemplated benefits of the Proposed Transaction. We express no opinion as to the merits of the underlying decision by Daegis to engage in the Proposed Transaction or the relative merits of the Proposed Transaction as compared to any alternative transactions or business strategies. We express no opinion, and this opinion does not constitute a recommendation, as to whether or not any holder of Company Shares should tender such shares pursuant to the Tender Offer or as to how any holder of Company Shares should vote (if applicable) or act with respect to the Proposed Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any officers, directors, or employees of Daegis, Parent or Merger Sub, or any class of such persons, in connection with the Proposed Transaction relative to the Consideration or otherwise.

Based upon and subject to the foregoing, it is MHT MidSpan’s opinion as financial advisors to the Board of Directors of Daegis that, as of the date hereof, the Consideration to be received by holders of Company Shares pursuant to the Agreement is fair, from a financial point of view, to such stockholders (excluding Parent and its subsidiaries and any holders of Company Shares who are entitled to appraisal and who properly exercise appraisal rights for such shares in accordance with Section 262 of the DGCL).

October 8, 2015

This opinion has been approved and authorized for issuance by an MHT MidSpan fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of Daegis in connection with and for the purpose of its evaluation of the Proposed Transaction.

MHT MidSpan will be paid a fee for our engagement to provide this opinion, a portion of which was paid upon the commencement of our engagement and the principal portion of which will be paid upon delivery of this opinion. Daegis also has agreed to reimburse MHT MidSpan for its expenses, and to indemnify MHT MidSpan against certain liabilities, in connection with its engagement. We have not in the past two years provided investment banking or financial advisory services to Daegis unrelated to the Proposed Transaction and have not in the past two years provided investment banking or financial advisory services to Parent. We may in the future provide investment banking and financial advisory services to Parent, Daegis and their respective affiliates unrelated to the Proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Parent and Daegis for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

Very truly yours,

MHT MIDSPAN, L.P.

Annex B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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